UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(D)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

(Name of Subject Company)

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

(Name of Persons Filing Statement)

Series A Common Shares, without par value
(in the form of American Depositary Shares, each representing seven ordinary participation certificates (or “CPOs”), each representing three Series A Common Shares)

(Title of Class of Securities)

57773A 508(1)

(CUSIP Number of Class of Securities)

Gonzalo Alarcon I.
General Counsel

Guillermo Gonzalez Camarena No. 2000

Colonia Centro de Ciudad de Santa Fe

Mexico, DF 01210
Tel +52 55 51471114

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
(1)	CUSIP number is for the American Depositary Shares (“ADSs”) only. Each ADSs represents seven certificados de participación ordinarios (“CPOs”), each of which currently represents an economic interest in three shares of Series A Common Stock. No CUSIP number exists for the underlying CPOs or Series A Common Stock as such CPOs and shares are not traded in the United States.

Item 1. Subject Company Information

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Maxcom Telecommunicaciones S.A.B. de C.V., a limited liability public stock corporation (sociedad anónima bursátil de capital variable) (“Maxcom” or the “Company”). The principal executive offices of Maxcom are located at Guillermo Gonzalez Camarena No. 2000 Colonia Centro de Ciudad de Santa Fe Mexico, DF 01210. The telephone number of Maxcom’s headquarters is +52 55 4770 1170.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Maxcom’s Series A Common Stock (the “Shares”), including such shares represented by ordinary participation certificates (certificados de participación ordinaries) (“CPOs”) and American Depositary Shares (“ADSs” and collectively with the Shares and the CPOs, the “Securities”). Each ADS represents seven CPOs, each of which currently represents an economic interest in three shares of Series A Common Stock.

As of January 31, 2013, there were 790,125,839 Shares issued, registered and outstanding; and, as of such date, approximately 8.13% of the total number of issued and outstanding Shares, were represented by 3,061,165 ADSs.

Item 2. Identity and Background of Filing Person

The name, business address and business telephone number of Maxcom, the person filing this Schedule, are set forth in Item 1 above.

On February 20, 2013, Purchaser filed a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the U.S. Offer. The information set forth below in this Item 2 is based solely on information contained in the Tender Offer Statement and does not purport to be a complete summary of the information contained therein. Holders of the Maxcom Securities are urged to read the Tender Offer Statement in its entirety.

This Schedule 14D-9 relates to a tender offer in the United States (the “U.S. Offer”) by Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for Trust Number 1387, (“Purchaser”) to purchase for cash all of the outstanding Securities of Maxcom in each case held by persons who are not Mexican residents. Concurrently with the U.S. Offer, the Purchaser is offering in Mexico (the “Mexican Offer,” and collectively with the U.S. Offer, the “Offers”) to purchase all of the outstanding Shares and CPOs of Maxcom.

Purchaser is a Mexican trust organized and existing under the laws of the United Mexican States. Purchaser is represented by Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, located at Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, floor 7, Colonia Lomas de Chapultepec, Mexico City, Mexico 11000 and Purchaser’s telephone number at such office is: 5350-3333 ext. 2228. Pursuant to the Mandate Letter dated July 13, 2012 between Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”) and Ricardo Guillermo Amtmann, Javier Molinar Horcasitas, Enrique Castillo Sanchez Mejorada and Henry Davis Signoret, Ventura Capital was appointed to act as agent on behalf of the beneficiaries of the Purchaser and was authorized to act on Purchaser’s behalf in connection with the negotiation of the U.S. Offer and the execution of the agreements and documents thereunder.

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Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Item 3, as of the date hereof, to the knowledge of Maxcom, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Maxcom or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Purchaser, or its respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Change of Control Agreements.

During September 2012, Maxcom entered into amended and restated employment agreements with Salvador Alvarez Valdes, its Chief Executive Officer, Gabriel Cejudo Funes, its Chief Residential Sales Officer and Yoshio Nagamatsu López, its Controller. Consummation of the transactions contemplated by the Offers would constitute a “change of control” under the amended employment agreements. The key terms of the amended employment agreements are set forth below:

Salvador Alvarez Valdes. Mr. Alvarez’s amended employment agreement provides for a payment upon a change of control of U.S.$1.0 million Additionally, if a change of control occurs, and as a consequence of such change of control (i) a decision is made to terminate the employment agreement on grounds of no justified cause at the time in which the change of control occurs or within a period of eighteen months from such change of control, or (ii) a decision is made to change or modify the labor conditions agreed to under this agreement with the executive, affecting him (including without limitation the place of residence and main duties of the executive) at the time in which the change of control occurs or within a period of eighteen months from such change of control, and such changes and/or modifications are not acceptable to the executive, and therefore, the executive resigns to the office he had at the time in which the change of Control occurred, then the executive shall be entitled to receive an extraordinary compensation in an amount of U.S.$1.0 million.

Gabriel Cejudo Funes. Mr. Cejudo’s amended employment agreement provides for a payment upon a change of control equal to the result obtained from multiply the aggregate monthly salary (approximately, U.S.$16,972) of the executive by nine (approximately, U.S.$152,745) . Additionally, if a change of control occurs, and as a consequence of such change of control (i) a decision is made to terminate the employment agreement on grounds of no justified cause at the time in which the change of control occurs or within a period of eighteen months from such change of control, or (ii) a decision is made to change or modify the labor conditions agreed to under this agreement with the executive, affecting him (including without limitation the place of residence and main duties of the executive) at the time in which the change of control occurs or within a period of eighteen months from such change of control, and such changes and/or modifications are not acceptable to the executive, and therefore, the executive resigns to the office he had at the time in which the change of control occurred, then the executive shall be entitled to receive an extraordinary compensation in an amount equal to the result obtained from multiply the aggregate monthly salary of the executive by nine.

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Yoshio Nagamatsu L. Mr. Nagamatsu’s amended employment agreement provides for a payment upon a change of control equal to the result obtained from multiply the aggregate monthly salary (approximately, U.S.$15,274) of the executive by three (approximately, U.S.$45,823) . Additionally, if a change of control occurs, and as a consequence of such change of control (i) a decision is made to terminate the employment agreement on grounds of no justified cause at the time in which the change of control occurs or within a period of eighteen months from such change of control, or (ii) a decision is made to change or modify the labor conditions agreed to under this agreement with the executive, affecting him (including without limitation the place of residence and main duties of the executive) at the time in which the change of control occurs or within a period of eighteen months from such change of control, and such changes and/or modifications are not acceptable to the executive, and therefore, the executive resigns to the office he had at the time in which the change of control occurred, then the executive shall be entitled to receive an extraordinary compensation in an amount equal to his current annual base salary.

Indemnification Provisions

Maxcom’s bylaws provide that none of its directors, members of committees of its board of directors or officers shall be liable to it or its stockholders for (1) any action taken or failure to act which was in good faith and was not a violation of a material provision of Maxcom’s bylaws and which was not grossly negligent, willfully malfeasant or knowingly in violation of the Mexican Securities Market Law, (2) if applicable, any action or inaction that is based upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care the competence of which is not the subject of a reasonable doubt and (3) any action or omission that was, to the best knowledge of the board member, committee member or officer, the most adequate choice or where the adverse effects of such action or omission were not foreseeable, in each case based upon the information available at the time of the decision. To the extent a director, committee member or officer is found to have acted in bad faith, with gross negligence or with willful malfeasance in connection with an action or failure to act in good faith which is not a violation of the material provisions of the bylaws, such director, committee member or officer may be liable for damages and losses arising under Mexican law.

Maxcom’s bylaws also provide that each director, member of a committee of the board of directors and officer who is made or threatened to be made a party to a proceeding as a result of his or her provision of services to Maxcom will be indemnified and held harmless by Maxcom to the fullest extent permitted by Mexican law against all expenses and liabilities incurred in connection with service for or on behalf of us. There is doubt as to whether, under Mexican law, this indemnification will be enforceable in respect of the breach of the duty of loyalty. However, in the event that a director, officer or committee member initiated a proceeding, they will only be indemnified in connection with such proceeding if it was authorized by Maxcom’s board of directors.

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Maxcom may maintain insurance policies under which its directors and certain officers are insured, subject to the limitations of such policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Unless otherwise determined by Maxcom’s board of directors, expenses incurred by any of Maxcom’s directors, members of a committee or officers in defending a proceeding shall be paid by Maxcom in advance of such proceeding’s final disposition subject to Maxcom’s receipt of an undertaking, in form and substance satisfactory to Maxcom’s board of directors, to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Maxcom.

The Recapitalization Agreement provides that for a period of six years from the consummation of the purchase of the Shares pursuant to the Offer, Maxcom shall, and the Ventura Capital shall cause Maxcom to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of Maxcom’s and any of its subsidiary’s certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the execution of the Recapitalization Agreement or in any indemnification agreements of Maxcom or its subsidiaries with any of their respective directors, officers or employees in effect immediately prior to execution of the Recapitalization Agreement. The Recapitalization Agreement also provides that Maxcom shall, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of Maxcom or any of its subsidiaries and each individual who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Maxcom or any of its subsidiaries, in each case against any (i) costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each indemnified party to the fullest extent permitted by applicable law; provided, however, that the person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable law, to repay such advances if it is ultimately determined that such individual is not entitled to indemnification), (ii) judgments, fines, losses, claims, damages, liabilities as determined by final and non appealable resolution by competent authority and (iii) amounts paid in settlement in connection with any action, , arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the consummation of the Offer. At or prior to the closing of the Offers, the Recapitalization Agreement requires Maxcom to, in consultation with Ventura Capital, purchase “tail” directors’ and officers’ liability and fiduciary liability insurance policies which will provide coverage for a period of six years for the Company’s current and former directors and officers on substantially the same terms and conditions as the policies currently maintained by Maxcom.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Recapitalization Agreement does not purport to be complete and is qualified in its entirety by reference to the Recapitalization Agreement.

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Beneficial ownership percentages calculated in the table below are based on 790,125,839 shares of Series A common stock issued and outstanding as of January 31, 2013.

	Series A Common Stock
	Beneficial Ownership		Shares
Shareholders	Number	Percentage	Underlying CPOs
Jacques Gliksberg(1)	317,886,835	40.24%	285,886,834
Marco Viola(1)**	317,886,835	40.24%	285,886,834
Eduardo Vázquez (2)	71,382,446	9.03%	43,382,445
Jesus Gustavo Martinez (2)**	71,382,446	9.03%	43,382,445
Efrain Ruvalcaba (2)**	71,382,446	9.03%	43,382,445
Adrián Aguirre Gómez	*	*	—
Maria Guadalupe Aguirre Gómez**	*	*	—
Rodrigo Guerra Botello	*	*	—
Salvador Alvarez	*	*	—
Lorenzo Barrera Segovia	*	*	—
Juan Jaime Petersen Farah	*	*	—
Jorge Garcia Segovia	*	*	—
Eduardo Molina	*	*	—
All executive officers and directors as a group (14 persons)	389,269,281	49.27%	328,269,279

*	Less than one percent. Pursuant to the Instruction to Item 6E of Form 20-F, individual share ownership is not disclosed.

**	Alternate director.

(1)	Includes shares of Series A common stock beneficially owned, directly or indirectly by the following reporting persons: Nexus-Maxcom Holdings I, LLC (“Nexus-Maxcom Holdings”) , Nexus Partners I, LLC (“Nexus Partners”) , Nexus-Banc of America Fund II, L.P., Nexus Partners II, L.P., Jacques Gliksberg, Marco Viola. Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,035 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the direct beneficial owner of 338,347 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,824 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings. As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

(2)	Includes shares of Series A common shares beneficially owned, directly or indirectly, by the Vazquez Family.

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(b)	Arrangements with Parent, Purchaser or Their Affiliates

Recapitalization Agreement. On December 4, 2012, Ventura Capital and Maxcom executed a written agreement (the “Recapitalization Agreement”) pursuant to which the parties agreed, among other things, to the terms of the Offer, the conditions of the concurrent offer to exchange Maxcom’s currently outstanding 11% Senior Notes due 2014 for new notes to be issued by the Company (the “Debt Exchange Offer”) and an increase in Maxcom’s capital of at least U.S.$22,000,000. The Recapitalization Agreement governs the contractual rights between Maxcom and Ventura in relation to the Offer and the Debt Exchange Offer. The Recapitalization Agreement has been filed as an exhibit to this Schedule to provide holders of the Securities with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Recapitalization Agreement (1) were made solely for purposes of the Recapitalization Agreement and solely for the benefit of the contracting parties, (2) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Ventura Capital in connection with the Recapitalization Agreement, (3) will not survive consummation of the transactions contemplated therein, (4) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (5) were made only as of the date of the Recapitalization Agreement or such other date as is specified in the Recapitalization Agreement, and (6) may have been included in the Recapitalization Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third party beneficiaries under the Recapitalization Agreement, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Recapitalization Agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure.

This summary of the Recapitalization Agreement is qualified in its entirety by reference to the Recapitalization Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Agreements to Tender. Certain Maxcom shareholders, Eduardo Vazquez A., Gabriel Agustin Vazquez A., Alina Georgina Carstens M., Bankamerica Investment Corporation, BAS Capital Funding Corporation, BASCFC-Maxcom Holdings I, LLC, Fleet Growth Resources, Inc. and Nexus-Maxcom Holding I, LLC, who in aggregate hold approximately 44.29% of the Securities, entered into agreements to tender with Venture Capital, pursuant to which such shareholders have agreed to tender their Securities into the Offer (the “Agreements to Tender”). Under certain circumstances set forth in therein, the Agreements to Tender may be terminated, and the shareholders who are parties to that agreement may withdraw their Securities and tender their Securities into a superior Offer. Additionally, the number of Securities Eduardo Vazquez A., Gabriel Agustin Vazquez A., Alina Georgina Carstens M. are required to tender pursuant to the applicable Agreement to Tender is reduced to the extent the number of Shares otherwise tendered exceeds 50% of the outstanding Shares.

This summary of the Agreements to Tender is qualified in its entirety by reference to the Agreements to Tender, which have been filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) to this Schedule and are incorporated herein by reference.

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Escrow Agreement. On January 11, 2013, the Maxcom security holders identified under “Agreements to Tender”, Ventura Capital (acting on behalf of the beneficiaries of Purchaser) and Banco Invex S.A., Institucion de Banca Multiple, Invex Grupo Financiero, as escrow agent (the “Escrow Agent”) entered into an Irrevocable Mandate Letter (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Securities of such Maxcom security holders were deposited into escrow with the Escrow Agent. Ventura Capital (acting on behalf of the beneficiaries of Purchaser) also deposited into escrow with the Escrow Agent Ps.65,000,000.00 (the “Escrow Amount”) representing a fee payable by Ventura Capital in the event of a default by Ventura Capital (acting on behalf of the beneficiaries of Purchaser) under the Recapitalization Agreement. This summary of the Escrow Agreement is qualified in its entirety by reference to the Escrow Agreement, which has been filed as Exhibit (e)(8) to this Schedule and is incorporated herein by reference.

Confidentiality Agreement. On July 11, 2012 Maxcom and Ventura Capital entered into a confidentiality agreement (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, the parties agreed not to divulge in any way or by any means to third parties, nor to make inappropriate use of confidential information they receive from the other party whether verbal written, in magnetic, electronic form or by any other means; to give such confidential information the same treatment they would accord to their own confidential information on the understanding, however, that such treatment should imply at least a reasonable degree of care in order to avoid the revelation or inappropriate use of the confidential information. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) to this Schedule and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Background of the Offers

Under Mexican law, a company’s board of directors is required to determine whether a tender offer for shares of the company is fair from a financial perspective to the company’s shareholders. In addition, under Maxcom’s by-laws, Maxcom’s Board of Directors is required to approve or reject any tender offer for its Shares.

In October 2012, the Purchaser entered into negotiations with Maxcom regarding the terms of the Recapitalization Agreement, and the Purchaser concurrently entered into preliminary negotiations with certain security holders of Maxcom regarding their willingness to tender shares on terms set forth in the Recapitalization Agreement.

On October 24, 2012, representatives of the Purchaser preliminarily indicated to the Chairman of the Board of Directors of Maxcom, Mr. Jacques Gliksberg, Purchaser’s interest in purchasing all of the issued and outstanding Securities of Maxcom at a price of Ps.2.90 per CPO.

Also on October 24, 2012, the Board of Directors of Maxcom held a meeting to consider the Offers. At the meeting, the Board of Directors of Maxcom received a description of the transactions contemplated by the Offers and drafts of related agreements. The Board of Directors of Maxcom authorized Maxcom to continue to pursue and negotiate the terms and conditions of the Offers.

In early November 2012, Maxcom engaged HSBC Securities (USA) Inc., an investment banking firm (“HSBC Securities”), to provide an opinion to Maxcom’s Board of Directors regarding the fairness, from a financial point of view, of the Ps.2.90 per CPO cash consideration to be received in the Offers by holders of Shares.

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On December 4, 2012, Maxcom’s Board of Directors unanimously approved Purchaser’s offer to acquire 100% of the issued and outstanding Securities of Maxcom at a price of Ps. 2.90 per CPO. The Board of Directors of Maxcom determined that the terms and conditions of the Offers were fair to the security holders of Maxcom. In addition, Maxcom’s Board of Directors approved and executed a Recapitalization Agreement with the Purchaser, pursuant to which the parties agreed, among other things, to the terms of the Offer, the conditions of the concurrent offer to exchange Maxcom’s currently outstanding 11% Senior Notes due 2014 for new notes to be issued by the Company Debt Exchange Offer and an increase in Maxcom’s capital of at least US$22,000,000. Additionally, holders of approximately 44.29% of Maxcom’s outstanding Shares, agreed to conditionally tender their shares to the Purchaser in connection with the Offers (see “Agreements to Tender” above).

Also on December 4, 2012, Maxcom publicly announced that it had received an offer from the Purchaser to acquire for cash at a price equal to Ps. 2.90 per CPO, up to 100% of the issued and outstanding Securities of Maxcom pursuant to a public tender to be conducted, upon authorization of the CNBV, in accordance with Article 98 of the Mexican Securities Law (Ley del Mercado de Valores).

On February 20, 2013, Purchaser filed the Tender Offer Statement with the Commission with respect to the U.S. Offer.

On February 28, 2013, the Board of Directors of Maxcom and the Audit and Corporate Practices Committee held a conference call to consider the previously announced terms and conditions of the Offers and the Tender Offer Statement. At the request of Maxcom’s Board of Directors, HSBC Securities rendered to Maxcom’s Board of Directors an oral opinion, confirmed by delivery of a written opinion dated February 28, 2013, to the effect that, as of such date and based on and subject to the matters described in its opinion, the Ps$2.90 per CPO cash consideration to be received in the Offers by holders of Shares was fair, from a financial point of view, to such holders. Following discussion and taking into consideration the factors noted below, Maxcom’s Board of Directors resolved to inform holders of Securities that it had determined that the terms and conditions of the Offers were fair, from a financial point of view, to the security holders of Maxcom.

Opinion of Maxcom’s Board of Directors with respect to the Offers

In light of the factors described below, Maxcom’s Board of Directors unanimously (i) as required under Mexican law and Maxcom’s by-laws with respect to the Offers, approved Purchaser’s offer to acquire 100% of the issued and outstanding Securities of Maxcom at a price of Ps. 2.90 per CPO and determined that the terms and conditions of the Offers were fair, from a financial point of view, to the security holders of Maxcom and (ii) recommended that holders of the Securities accept the Offer.

Prior to the entering in the Recapitalization Agreement, the Board of Directors and Audit and Corporate Practices Committee evaluated Maxcom’s operational and financial viability. The Board of Directors concluded there is a significant risk to Maxcom’s continuing operational and financial viability due to, among other factors:

•	Maxcom’s need for additional liquidity sources;
•	Maxcom’s recent financial performance;
•	Maxcom’s low and deteriorating cash balances and liquidity ratios;
•	Maxcom’s need to meet its debt service obligations; and
•	Maxcom’s need to make necessary investments in technology, infrastructure and maintenance of its network.

As a result, the Board of Directors and Audit and Corporate Practices Committee determined that a recapitalization of its outstanding indebtedness and additional liquidity sources were required. At the time of the Board of Directors and Audit and Corporate Practices Committee determination with respect to the Offers, Maxcom did not have alternative sources of liquidity available, and the Board of Directors and Audit and Corporate Practices Committee determined that, if the Offers or the Debt Exchange Offer were not consummated, Maxcom would experience further low and deteriorating cash balances and liquidity ratios, Maxcom’s ability to meet its debt service obligations under its existing indebtedness would be at risk, and Maxcom would not have the ability to make necessary investments in technology, infrastructure and maintenance of its network. The Board of Directors and Audit and Corporate Practices Committee also determined that, if Maxcom is unable to consummate the Debt Exchange Offer and secure additional capital and liquidity offered by the Purchaser in connection with the Offers, Maxcom would have to evaluate other alternatives available to it under law to conserve its cash and restructure its debt obligations, which would likely result in deterioration of the value of the Securities.

In the course of reaching its determination, the Board of Directors and the Audit and Corporate Practices Committee considered the following material factors, each of which, believed supported its decision:

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•	that the consideration of Ps.2.90 per CPO is payable in cash which allows the Company’s shareholders to immediately realize a fair value, in cash, for their investment and provides certainty of value for their Securities;

•	the Board of Directors’ and the Audit and Corporate Practices Committee’s belief that Ps.2.90 per CPO was the highest consideration that could be obtained based on (i) historical prices and low trading volumes of the Securities prior to the Offers, (ii) the relatively inactive equity research covering the Securities, (iii) the financial performance of the Company prior to the Offers, and (iv) the need to secure additional sources of capital for the future;

•	the Board of Directors and the Audit and Corporate Practices Committee’s belief that it was adequately informed about the extent to which the interests of certain directors and members of management in connection with the Offers; and

•	the opinion of HSBC Securities, dated February 28, 2013, to Maxcom’s Board of Directors as to the fairness, from a financial point of view and as of such date, of the Ps.2.90 per CPO cash consideration to be received in the Offers by holders of Shares. The full text of HSBC Securities’ written opinion, dated February 28, 2013, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. HSBC Securities’ opinion was provided to Maxcom’s Board of Directors (in its capacity as such) for its information in its evaluation of the Ps.2.90 per CPO cash consideration and related only to the fairness of such cash consideration from a financial point of view based on the assumption that each CPO represents three Shares, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders or the Securities held by such holders or any rights, restrictions or limitations that may be attributable to Shares, CPOs, ADSs or other Maxcom certificates or securities. HSBC Securities’ opinion did not address any other term, aspect or implication of the Offers, including, without limitation, any fees, taxes or other amounts payable in respect of the Securities, any currency fluctuations relating to the consideration payable in the Offers depending on whether paid in Mexican pesos or United States dollars, any differences in, or relative fairness of the consideration among, the Securities, any term, aspect or implication of the related transactions (including the Debt Exchange Offer and proposed recapitalization), any agreements to tender or escrow arrangements entered into by certain controlling shareholders of Maxcom or any other agreement, arrangement or understanding entered into in connection with the Offers, the related transactions or otherwise. HSBC Securities was not requested to, and did not, participate in negotiations or provide advice concerning the structure of, the specific type or amount of consideration payable in, or any other terms or aspects with respect to, the Offers or any related transactions and HSBC Securities did not provide any services other than the delivery of its opinion. HSBC Securities was not authorized to, and did not, solicit interest from any third party with respect to any business combination or acquisition involving Maxcom or any of its assets or securities. HSBC Securities expressed no opinion as to the underlying decision by Maxcom with respect to the Offers or the related transactions, and expressed no view as to, and its opinion did not address, the relative merits of the Offers or the related transactions as compared to any alternative business strategies that might exist for Maxcom or the effect of the Offers, the related transactions or any other transaction in which Maxcom might engage. In particular, HSBC Securities did not express any opinion as to the prices at which the Securities might trade at any time or the impact of the Offers or any related transactions on such prices. HSBC Securities’ opinion was only one of many factors considered by Maxcom’s Board of Directors and should not be viewed as determinative of the views of the Board of Directors with respect to the Offers or the consideration payable in the Offers. HSBC Securities’ opinion should not be construed as creating any fiduciary duty on HSBC Securities’ part to any party or entity and is not intended to, and does not, constitute a recommendation as to whether security holders should tender their Shares in the Offers or how such security holders should act in connection with the Offers, the related transactions or otherwise.

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The Board of Directors and the Audit and Corporate Practices Committee also considered the following risks and potentially negative factors relating to the Offers and the other transactions contemplated thereby:

•	the risk that the Offers and the Debt Exchange Offers might not be consummated in a timely manner or at all;

•	the risks and costs to the Company if the Offers and the Debt Exchange Offers are not consummated including the diversion of management and employee attention and the potential effect on business and customer relationships; and

•	that the receipt of cash in exchange for Securities pursuant to the Offers may be a taxable transaction for income tax purposes.

The foregoing discussion of the information and factors considered by the Board of Directors and Audit and Corporate Practices Committee includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the Offers, the Debt Exchange Offer and the Recapitalization Agreement, neither the Board of Directors nor Audit and Corporate Practices Committee found it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations, rather they analyzed the transactions based upon the totality of the information presented to and considered. In addition, individual directors may have given different weights to different factors.

To the knowledge of Maxcom, after reasonable inquiry, (1) Messrs. Gliksberg, Viola and Alvarez will not tender Securities directly beneficially owned by them and Securities directly beneficially owned by Nexus Partners will not be tendered in the Offer and (2) Securities beneficially owned by Mr. Aguirre will be tendered in the Offer. The foregoing does not include any Securities over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Mr. Gliksberg is the Chairman of the Board of Directors of Maxcom and, together with Marco Viola, the managers of Nexus Partners. Nexus Partners is the direct beneficial owner of approximately 0.3% of the total outstanding shares of Series A Common Stock. Mr. Gliksberg is the beneficial owner of approximately 0.2% of the total outstanding shares of Series A Common Stock. Mr. Viola is the direct beneficial owner of approximately 0.2% of the total outstanding shares of Series A Common Stock. The shares of Series A Common Stock directly owned by Nexus Partners may be deemed to be beneficially owned indirectly by Mr.Gliksberg and Mr. Viola, its managers.

Nexus-Maxcom Holdings is the direct beneficial owner of approximately 28.7% of the total outstanding Series A Common Stock. The shares of Series A Common Stock beneficially owned by Nexus-Maxcom Holdings may be deemed to be beneficially owned indirectly by: (i) Nexus-Bank America Fund II, L.P. (“NBAF II”) its manager, (ii) Nexus Partners II, L.P. (“NP II”), the general partner of NBAF II, (iii) Nexus Partners, the general partner of NP II, and (iv) Mr.Gliksberg and Mr.Viola, the managers of Nexus Partners.

Additionally, Bank of America Corporation has retained Nexus Partners and Mr. Gliksberg and Mr. Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital, which is the direct beneficial owner of approximately 0.3% of the total outstanding Series A Common Stock, BAIC, which is the direct beneficial owner of less than one-tenth of a percent of the total outstanding Series A Common Stock, BASCFC, which is the direct beneficial owner of approximately 10.9% of the total outstanding Series A Common Stock, and Nexus-Maxcom Holdings. As a result, Nexus Partners and Mr.Gliksberg and Mr.Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

Pursuant to the Agreements to Tender, (1) Securities directly beneficially owned by Nexus-Maxcom Holdings, BAS Capital, BAIC and BASCFC will be tendered in the Offers, (2) Securities beneficially owned by Mr. Vasquez will be tendered in the Offer subject to the reduction described under “Item 3 Past Contracts, Transactions, Negotiations and Agreements – (b) Agreements with Parent, Purchaser or Their Affiliates – Agreements to Tender”.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Maxcom’s Board of Directors retained HSBC Securities to provide its opinion with respect to the consideration payable in the Offers, for which Maxcom agreed to pay HSBC Securities an aggregate fee of $350,000, which fee is not contingent upon consummation of the Offers. Maxcom also has agreed to reimburse HSBC Securities for its expenses incurred in performing its services, including fees and expenses of its legal counsel, and to indemnify HSBC Securities and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. In the ordinary course of business, HSBC Securities and its affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other financial instruments (including loans and other obligations) of, or investments in, Maxcom or any other party that may be involved in the Offers or any related transactions and their respective affiliates or any currency or commodity that may be involved in the Offers or any related transactions. In addition, HSBC Securities and its affiliates in the past have provided, and currently are providing, banking and securities products and services to Maxcom unrelated to the Offers, for which products and services HSBC and such affiliates have received and expect to receive compensation, and HSBC Securities may continue to have such relationships going forward.

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Neither Maxcom nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company

Except as described above in Item 3 with respect to the Agreements to Tender, to the knowledge of the Maxcom, neither Maxcom nor any of its affiliates, directors or executive officers has engaged in any transactions involving the Shares during the period of sixty business days prior to the date hereof, except the following:

Name	Date of Transaction	Nature of Transaction	Number of CPOs	Price
Salvador Alvarez	January 4, 2013	Exercise of employee Stock Option Plan	2,802,405	Ps$3.02

Item 7. Purposes of the Transaction and Plans or Proposals

Except as described in Items 3, 4 and 7 hereof, no negotiation is being undertaken or is under way by the Company in response to the Offers that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, its affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of the Company’s assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy of the Company, or its indebtedness or capitalization.

Item 8. Additional Information to be Furnished.

Conditions to the Offer.

The Offers are subject to a number of conditions, referred to as the “Offer Conditions” including:

(i)	no change, event or development shall have occurred which would reasonably be expected to cause a material adverse effect to Maxcom;

(ii)	none of the representations and warranties of the Company under the Recapitalization Agreement shall fail to be true and correct in any material respect as of the date Purchaser commences the Offers;

(iii)	the conditions to the consummation of the concurrent Debt Exchange Offer for Maxcom’s outstanding senior notes shall have been satisfied in accordance with the Recapitalization Agreement (see “Concurrent Debt Exchange Offer” below);

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(iv)	more than 50% of all of the outstanding fully diluted Shares on the Expiration Date shall have been duly tendered into the Offers; and

(v)	any approvals from certain specified governmental authorities required to consummate the Offer, (a) shall have been obtained under conditions or restrictions that would not create a material adverse effect on the Offers, or Maxcom, (b) shall not have been modified in any material way that would create a material adverse effect on the Offers, or Maxcom or (c) shall not have been revoked.

Concurrent Debt Exchange Offer.

On February 20, 2013, Maxcom commenced the Debt Exchange Offer to eligible holders, upon the terms and subject to the conditions set forth in the applicable offering memorandum and consent solicitation statement, to exchange all of its outstanding 11% Senior Notes due 2014 (the ‘‘old notes’’) for its Step-Up Senior Notes due 2020 (the ‘‘new notes’’) The Debt Exchange Offer and the consent solicitation are subject to certain conditions, which Maxcom may assert or waive in full or in part in its sole discretion, including the condition that at least 90% in aggregate outstanding principal amount of the old notes (including any old notes which are owned by Maxcom or its affiliates) be validly tendered and not validly withdrawn on or prior to the expiration date; provided however that the proposed amendments will only be effective if at least a majority (not including any old notes which are owned by Maxcom or its affiliates) in aggregate amount of the old notes is validly tendered and not validly withdrawn on or prior to the expiration date. Although Maxcom has no present intention to do so, it expressly reserved the right to amend or terminate, at any time, the Debt Exchange Offer and the consent solicitation and not accept for exchange any old notes not theretofore accepted for exchange. Maxcom may extend the Debt Exchange Offer and the consent solicitation from time to time until the conditions are satisfied or waived.

Purchaser Plans for Maxcom.

Ventura Capital has informed to Maxcom its intention to take any and all actions required for the Purchaser to be legally bound to make a capital contribution to Maxcom of US$45,000,000. However, at this time, Maxcom is unaware of any legal obligation requiring Ventura Capital to make a capital contribution in excess of the amount set forth in the Recapitalization Agreement (US$22,000,000).

Delisting of Securities.

Based on information provided by the Purchaser contained in the Tender Offer Statement, we understand that:

(i)	the Purchaser intends to delist the ADSs from the NYSE and deregister the ADSs and the underlying CPOs under Section 12(b) of the Exchange Act following the consummation of successful Offers;

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(ii)	the Purchaser anticipates that Maxcom will continue to maintain its listing on the Mexican Stock Exchange following its consummation of the Offers; however, it is possible that, due to decreases in trading volume and the number of holders of Shares and CPOs following the purchase of Shares and CPOs pursuant to the U.S. Offer and the Mexican Offer, Maxcom will no longer meet the continued listing requirements of the Mexican Stock Exchange; and if Maxcom fails to meet the continued listing requirements, the Mexican Stock Exchange may choose at its discretion to suspend the quotation of the Shares and CPOs.

Possible Delisting from the Mexican Stock Exchange. According to the Mexican Stock Exchange, a public Mexican company must comply with the following requirements in order to maintain its registration before the RNV: (i) a minimum public float of 12%; (ii) at least 100 investors within the general public; (iii) the secretary of the board must inform the members of the board of directors on an annual basis of their duties and responsibilities as established by the Mexican Securities Community Ethics Code (Código de Ética Profesional de la Comunidad Bursátil Mexicana) and (iv) the company’s shares are subject to the analysis of any stock exchange, financial institution or independent analyst. If a company does not comply with these requirements, then the CNBV could require such company to submit a program to remedy its default. If a company does not comply with such program, then the Mexican Stock Exchange may temporarily suspend quotation of the company’s shares and may ultimately suspend quotation permanently. If, following the consummation of the Offers, Purchaser decides, or Maxcom is required, to delist the Shares and/or CPOs from the Mexican Stock Exchange, and there still remain securities of Maxcom outstanding other than those owned by us, then, to the extent required under Mexican regulations, prior to the deregistration of the Shares and CPOs from the RNV, and their delisting from the Mexican Stock Exchange, Purchaser will (i) make, within 180 days following the Mexican Offer, a Deregistration Offer for any Securities outstanding other than those owned by Purchaser and, following the expiration date of such Deregistration Offer, (ii) deposit in a trust for a period of six months the funds, in Mexican pesos, that would be required to purchase all the Shares and CPOs outstanding after such Deregistration Offer.

Market for Shares. The purchase of Shares, CPOs and ADSs pursuant to the Offers will reduce the number of Shares, CPOs and ADSs that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Shares, CPOs and ADSs held by the public.

Exchange Act Registration. The ADSs and Shares are each currently registered under the Exchange Act. Such registration may be terminated, however, upon application of Maxcom to the SEC if the ADSs and Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Maxcom to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Maxcom, such as the requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of Maxcom and persons holding “restricted securities” of Maxcom to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

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Margin Regulations. The ADSs are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of ADSs for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of ADSs and the number and market value of publicly held shares of ADSs, following the purchase of shares of ADSs pursuant to the Offer, the ADSs might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers.

Mexican Tender Offer Regulations

The Mexican tender offer is subject to Mexico’s Ley del Mercado de Valores or Mexican Securities Law. This law provide that any person or group that, directly or indirectly, seeks to acquire control of 30% or more of the voting shares of a company whose securities are registered with the National Securities Registry of the Comision Nacional Bancaria y de Valores or Mexican Securities Commission, as is the case with Maxcom, must make a public tender offer for all of the shares of such company in compliance with prescribed Mexican offers procedures.

Maxcom and legal entities controlled by it, as well as the board of directors and relevant officers of Maxcom, abstain from carrying out acts or transactions which damage Maxcom and which have the purpose of obstructing the Offer’s development.

Maxcom’s board members, within ten business days after the offers beginning, must elaborate, hearing the committee which carries out functions regarding corporate practices, and disclosing to the investing public by means of the stock exchange through which the company’s securities are quoted and in the terms and conditions established by the stock exchange, their opinion regarding the offer’s price and the conflict of interest that, in its case, have each member regarding the offer. The board of director’s opinion may be attached to another issued by an independent expert hired by the company.

The Maxcom’s board members and the chief executive officer must disclose to the public, together with the opinion mentioned above, the decision to be taken in regards with their own securities.

Certain Forward-Looking Statements.

This Schedule contains forward-looking statements. Statements in this Statement that are not historical in nature are forward-looking and are not statements of fact. Forward-looking statements represent Maxcom’s beliefs and assumptions based on currently available information. In some cases you can identify these forward-looking statements by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although Maxcom believes the expectations reflected in forward-looking statements are reasonable, it does not know if these expectations will be correct. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. While it is not possible to identify all factors, Maxcom continues to face many risks and uncertainties. Among the factors that could cause Maxcom’s actual future results to differ materially from those described herein are the risks and uncertainties discussed from time to time in the Maxcom’s filings with the SEC.

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Should one or more of these risks materialize, if the consequences worsen, or if the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. Maxcom disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

Additional Information and Where it Can be Found.

Maxcom files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, the Company’s stockholders may obtain free copies of the documents filed with the SEC by contacting Maxcom. Attention:., General Counsel, Guillermo Gonzalez Camarena No. 2000 Colonia Centro de Ciudad de Santa Fe Mexico, DF 01210; or by calling Gonzalo Alarcon, General Counsel at Tel +52 55 51471114.

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Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

Exhibit Index
Exhibit No.	Description
(e)(1)	Recapitalization Agreement, dated as of December 4, 2012, by and among Ventura Capital Privado, S.A. de C.V., and Maxcom Telecomunicaciones, S.A.B. de C.V. (incorporated by reference to exhibit (d)(7) to the Schedule TO filed by Purchaser on February 20, 2013).
(e)(2)

Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and Nexus-Maxcom Holdings I, LLC. with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(1) to the Schedule TO filed by Purchaser on February 20, 2013).

(e)(3)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and Bankamerica Investment Corporation with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(2) to the Schedule TO filed by Purchaser on February 20, 2013)
(e)(4)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and BAS Capital Funding Corporation with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(3) to the Schedule TO filed by Purchaser on February 20, 2013).
(e)(5)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and BASCFC-Maxcom Holdings I, LLC with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(4) to the Schedule TO filed by Purchaser on February 20, 2013).
(e)(6)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V., and Fleet Growth Resources, Inc. with the appearance of Nexus Partners I, LLC (incorporated by reference to exhibit (d)(5) to the Schedule TO filed by Purchaser on February 20, 2013).
(e)(7)	Agreement to Tender dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V., and Eduardo Vazquez Arroyo Carstens, Gabriel Agustin Vázquez Arroyo Carstens and Alina Georgina Carstens Martínez (incorporated by reference to exhibit (d)(6) to the Schedule TO filed by Purchaser on February 20, 2013).
(e)(8)	Confidentiality Agreement*
(e)(9)	Escrow Agreement*

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 19, 2013

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

By:	/s/ Gonzalo Alarcon
Name:	Gonzalo Alarcon
Title:	General Counsel

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Annex A

[LETTERHEAD OF HSBC SECURITIES (USA) INC.]

February 28, 2013

Board of Directors

Maxcom Telecomunicaciones, S.A.B. de C.V.

C. Guillermo González Camarena No. 2000

Colonia Centro de Ciudad Santa Fe

Mexico, DF 01210

Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Series A common stock, without par value (“Maxcom Common Shares”), of Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”) of the Cash Consideration (as defined below) to be received by such holders in the Offer (as defined below). As more fully described in the Tender Offer Statement on Schedule TO, including the U.S. Offer to Purchase, of Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee for Trust Number 1387 (“Purchaser”), an affiliate of Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”), publicly filed on February 20, 2013 (the “Schedule TO”), Purchaser is offering to purchase (the “Offer”), among other things, all outstanding Certificados de Participación Ordinarios (“Maxcom CPOs”), each representing three Maxcom Common Shares, at a purchase price of Mexican Pesos (Ps$) 2.90 in cash per Maxcom CPO (the “Cash Consideration”). The terms and conditions of the Offer, including with respect to the equivalent purchase prices offered for Maxcom Common Shares and American Depositary Shares, each representing seven Maxcom CPOs (“Maxcom ADSs”), are more fully set forth in the Offer Documents (as defined below).

In connection with this opinion, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of Maxcom;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning Maxcom prepared by the management of Maxcom;

(iii)	reviewed certain financial projections prepared by the management of Maxcom (the “Maxcom Projections”);

(iv)	discussed the past and current operations, financial condition and prospects of Maxcom with senior executives of Maxcom, including the liquidity needs of and capital resources available to Maxcom, the ability of Maxcom to service its existing debt obligations and the downgrade of Maxcom by its rating agencies;

(v)	reviewed public information regarding the telecommunications regulatory environment in Mexico and discussed the current regulatory environment and potential changes which could affect Maxcom with senior executives of Maxcom;

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Board of Directors

Maxcom Telecomunicaciones, S.A.B. de C.V.

(vi)	reviewed the reported prices and trading activity for Maxcom CPOs and the securities of certain other selected publicly-traded companies, including the trading volumes for Maxcom CPOs relative to such securities;

(vii)	compared the financial performance of Maxcom with that of certain other selected publicly-traded companies;

(viii)	reviewed the financial terms, to the extent publicly available, of certain selected merger and acquisition transactions; and

(ix)	reviewed the Schedule TO and certain related documents, including the Recapitalization Agreement, dated as of December 4, 2012, between Maxcom and Ventura Capital (collectively, the “Offer Documents”).

In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Maxcom that it was not aware of any relevant information that has been omitted or that remains undisclosed to us or that it was not aware of any facts or circumstances that would make information available or provided to or otherwise reviewed by or discussed with us inaccurate or misleading. With respect to financial forecasts and other information and data relating to Maxcom provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Maxcom that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Maxcom as to the future financial performance of Maxcom. We have undertaken no independent investigation of, and express no view with respect to, such financial forecasts and other information and data, including the Maxcom Projections, or whether or when the financial results reflected therein will be achieved. We have been advised that the financial forecasts and other information and data relating to Maxcom provided to or otherwise reviewed by or discussed with us were prepared in Mexican pesos and in accordance with Mexican Financial Reporting Standards (“MFRS”) and that certain of such financial information has been converted to United States dollars and generally accepted accounting principles in the United States (“U.S. GAAP”). We have utilized certain publicly available Mexican peso to United States dollar forward exchange rate forecasts as of February 2013 and have been advised by the management of Maxcom that such forecasts are reasonable to utilize for purposes of our analyses and opinion. We express no view or opinion as to any currency or exchange rate fluctuations between Mexican and United States currencies or any accounting differences between MFRS and U.S. GAAP. In addition, we have relied, without independent verification, upon the assessments of the management of Maxcom as to the telecommunications regulatory environment in Mexico and have assumed, with your consent, that there will be no changes to such regulatory environment that would impact Maxcom in any respect meaningful to our analyses or opinion.

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Board of Directors

Maxcom Telecomunicaciones, S.A.B. de C.V.

In rendering our opinion, we have also assumed, with your consent, that the Offer and certain related transactions, including the offer by Maxcom to exchange its outstanding senior notes for new notes and a proposed capital contribution to Maxcom by Ventura Capital and resulting recapitalization of Maxcom (collectively, the “Related Transactions”), will be consummated in accordance with the terms of the Offer Documents without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and Related Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Maxcom or the Offer.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Maxcom nor have we made any physical inspection of the properties or assets of Maxcom. We have not evaluated the solvency or fair value of Maxcom under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, accounting or tax experts and we have assumed the accuracy and veracity of all assessments made by such advisors to Maxcom with respect to such matters.

Our opinion, as set forth herein, is limited to the fairness, from a financial point of view, of the Cash Consideration to be received in the Offer by holders of Maxcom Common Shares based on the assumption that each Maxcom CPO represents three Maxcom Common Shares, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders or the securities of Maxcom held by such holders or any rights, restrictions or limitations that may be attributable to Maxcom Common Shares, Maxcom CPOs, Maxcom ADSs or other Maxcom certificates or securities. Our opinion does not address any other term, aspect or implication of the Offer, including, without limitation, any fees, taxes or other amounts payable in respect of the securities of Maxcom, any currency fluctuations relating to the Cash Consideration depending on whether paid in Mexican pesos or United States dollars, any differences in, or relative fairness of the Cash Consideration among, the securities of Maxcom, any term, aspect or implication of the Related Transactions, any agreements to tender or escrow arrangements entered into by certain controlling shareholders of Maxcom or any other agreement, arrangement or understanding entered into in connection with the Offer, the Related Transactions or otherwise. We express no opinion as to the underlying decision by Maxcom with respect to the Offer or the Related Transactions, and we express no view as to, and our opinion does not address, the relative merits of the Offer or the Related Transactions as compared to any alternative business strategies that might exist for Maxcom or the effect of the Offer, the Related Transactions or any other transaction in which Maxcom might engage. We express no opinion about the fairness of the amount or nature of any compensation or consideration payable to any officers, directors or employees of any party, or any class of any of such persons, relative to the Cash Consideration or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. In particular, we do not express any opinion as to the prices at which securities of Maxcom may trade at any time or the impact of the Offer or any Related Transactions on such prices. Our opinion is effective as of the date hereof, and we assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. Our opinion has been approved by the Fairness Opinion Committee of HSBC Securities (USA) Inc. (“HSBC”) in accordance with the Committee’s policies and procedures.

We were not requested to, and we did not, participate in negotiations or provide advice concerning the structure of, the specific type or amount of consideration payable in, or any other terms or aspects with respect to, the Offer or the Related Transactions, nor did we provide any services other than the delivery of this opinion. In arriving at our opinion, we were not authorized to, and we did not, solicit interest from any third party with respect to any business combination or acquisition involving Maxcom or any of its assets or securities.

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Board of Directors

Maxcom Telecomunicaciones, S.A.B. de C.V.

We have been engaged to render an opinion to the Board of Directors of Maxcom in connection with the Offer and will receive a fee in connection with the delivery of this opinion, which fee is not contingent upon the successful completion of the Offer. Maxcom also has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. HSBC is a part of the global HSBC Holdings plc group, a full-service banking and securities firm engaged in securities trading, investment management and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the ordinary course of our business, we and our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other financial instruments (including loans and other obligations) of, or investments in, Maxcom or any other party that may be involved in the Offer or the Related Transactions and their respective affiliates or any currency or commodity that may be involved in the Offer or the Related Transactions. In addition, we and our affiliates in the past have provided, and currently are providing, banking and securities products and services to Maxcom unrelated to the Offer, for which products and services we and such affiliates have received and expect to receive compensation, and we may continue to have such relationships going forward.

The opinion expressed herein is provided for the information of the Board of Directors of Maxcom (in its capacity as such) in its evaluation of the Offer. We express no opinion or recommendation as to whether securityholders of Maxcom should tender their shares in the Offer or how such securityholders should act in connection with the Offer, the Related Transactions or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Offer by holders of Maxcom Common Shares is fair, from a financial point of view, to such holders.

Very truly yours,

HSBC Securities (USA) Inc.

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